Exhibit 99.1

3 July 2023

COMPLETED PURCHASES OF ORDINARY SHARES TO SATISFY NON-EMPLOYEE DIRECTORS' AWARDS, GRANTS OF ORDINARY SHARES TO NON-EMPLOYEE DIRECTORS AND NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, provides notification of transactions by persons discharging managerial responsibilities (each, a “PDMR” and, collectively, “PDMRs”). Burford also provides an update on the completed purchases of ordinary shares of nil par value of Burford Capital Limited (the “Shares”) to satisfy non-employee directors' awards and grants of Shares to non-employee directors under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan (the “NED Plan”).

Transactions by PDMRs

On June 28, 2023, Christopher Halmy, non-executive director, purchased 7,500 Shares on the New York Stock Exchange at $11.92 per Share.

In addition, on June 28, 2023, John Sievwright, non-executive director, purchased $250,000 aggregate principal amount of 9.250% senior notes due 2031 issued by Burford Capital Global Finance LLC, an indirect, wholly owned subsidiary of Burford, at a price of $100.165, for a total of $250,674.79.

Completed purchases of Shares

On June 29, 2023, Burford completed the open market purchases of 17,403 Shares on the London Stock Exchange at a blended price of 933.2979p per Share to satisfy a grant of awards to Burford's non-employee directors under the NED Plan.

Grants of Shares to non-executive directors under the NED Plan

Effective June 29, 2023, each of the following non-executive directors was granted Shares under the NED Plan as compensation for his or her services as a director.

PDMR	Burford’s Purchase Price	Number of Shares granted under the NED Plan	Total shareholding following the grant under the NED Plan
Rukia Baruti	£9.49	2,492	2,492
Robert Gillespie	£9.49	2,492	12,798
Christopher Halmy	$12.09	2,482	25,490*
Andrea Muller	$12.09	1,241	16,537
John Sievwright	£9.49	2,492	17,798
Hugh Steven Wilson	$12.09	6,204	303,835

* Includes 7,500 Shares purchased on June 28, 2023 as disclosed above.

The Notification of Dealing Forms for each of the transactions set forth above are included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results.

The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Halmy
2	Reason for the notification

	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Purchase of ordinary shares
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 11.92	7,500

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	28 June 2023
	(f) Place of the transaction	New York Stock Exchange

1	Details of the person discharging managerial responsibilities/person closely associated

	(a) Name	John Sievwright
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Global Finance LLC
	(b) LEI	549300JVAOO67CSCH406
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	9.250% US Dollar denominated bonds due July 1, 2031 at 100.165 per cent. of their principal amount of Burford Capital Limited's subsidiary Burford Capital Global Finance LLC
	Identification code	USU1056LAC55
	(b) Nature of the transaction	Purchase of bonds
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 1,001.65	250

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	28 June 2023
	(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Rukia Baruti
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		£ 9.49	2,492

	(d) Aggregated information ● Aggregated volume ● Price	N/A
	(e) Date of the transaction	29 June 2023

(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Robert Gillespie
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		£ 9.49	2,492

	(d) Aggregated information	N/A

● Aggregated volume ● Price
(e) Date of the transaction	29 June 2023
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Christopher Halmy
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
	(c) Price(s)and volume(s)	Price(s)	Volume(s)
		$ 12.09	2,482

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	29 June 2023
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Andrea Muller
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
	(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan

(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ 12.09	1,241

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	29 June 2023
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	John Sievwright
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value

Identification code	GG00BMGYLN96
(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	£ 9.49	2,492

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	29 June 2023
(f) Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Hugh Steven Wilson
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Non-Executive Director
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

(a) Description of the financial instrument, type of instrument	Ordinary shares of nil par value
Identification code	GG00BMGYLN96
(b) Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors' Share Plan
(c) Price(s)and volume(s)	Price(s)	Volume(s)
	$ 12.09	6,204

(d) Aggregated information ● Aggregated volume ● Price	N/A
(e) Date of the transaction	29 June 2023
(f) Place of the transaction	Outside a trading venue